245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 14, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund IV (the trust): File Nos. 002-84130 and 811-03759

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Energy Portfolio

Financial Services Portfolio

Health Care Portfolio

Industrials Portfolio

Materials Portfolio

Technology Portfolio

Telecommunications Portfolio

Utilities Portfolio (the fund(s))

Post-Effective Amendment No. 112

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 112 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 110.

This filing also incorporates changes that were presented to shareholders at a meeting held December 8, 2017.  Principal changes and additions include: elimination of fundamental investment policy for certain funds, modification to the fundamental concentration policy for certain funds, and changing certain funds from a diversified to a non-diversified status.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 30, 2018.  We request your comments by March 16, 2018.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s registration statement.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Renee Cummings
Renee Cummings
Legal Product Group